UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Raymond Debbane

c/o The Invus Group, LLC

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Raymond Debbane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,110,497
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 165,110,497
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,110,497
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.9%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 337,404,194 shares of Issuer Common Stock outstanding as of March 19, 2010, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ulys, L.L.C. I.R.S. Identification No. 83-0359139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,110,497
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 165,110,497
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,110,497
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.9%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 337,404,194 shares of Issuer Common Stock outstanding as of March 19, 2010, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus Advisors, L.L.C. I.R.S. Identification No. 83-0359142
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 131,436,780
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 131,436,780
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,327,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 40.1%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 337,404,194 shares of Issuer Common Stock outstanding as of March 19, 2010, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus, L.P. I.R.S. Identification No. 83-0359143
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 131,436,780
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 131,436,780
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,327,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 40.1%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 337,404,194 shares of Issuer Common Stock outstanding as of March 19, 2010, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus Public Equities Advisors, LLC I.R.S. Identification No. 98-04220201
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 3,891,108
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 337,404,194 shares of Issuer Common Stock outstanding as of March 19, 2010, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus Public Equities, L.P. I.R.S. Identification No. 98-0420215
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 3,891,108
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.2%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 337,404,194 shares of Issuer Common Stock outstanding as of March 19, 2010, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus C.V. I.R.S. Identification No. 98-0233351
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,782,609
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 29,782,609
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,782,609
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 337,404,194 shares of Issuer Common Stock outstanding as of March 19, 2010, as provided by the Issuer.

Schedule 13D

This Amendment No. 5 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009 and Amendment No. 4 thereto filed on October 15, 2009 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented by replacing the first and second paragraphs thereof with the following new paragraphs:

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Invus C.V., a Netherlands limited partnership, Ulys, L.L.C., a Delaware limited liability company, and Mr. Raymond Debbane, a citizen of Panama (collectively, the “Invus Parties”). The principal offices of Invus, L.P. and Invus Public Equities, L.P. are located at Clarendon House, 2 Church Street, Hamilton HM II, Bermuda. The principal office of Invus C.V. is located at Marten Meesweg 25, Rotterdam 3068 AV, Netherlands. The principal offices of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. are located at 750 Lexington Avenue, 30th Floor, New York, NY 10022. The business address for Mr. Raymond Debbane is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022.

Invus, L.P., Invus Public Equities, L.P. and Invus C.V. are principally engaged in the business of investing in securities. Invus Advisors, L.L.C. and Invus Public Equities Advisors, LLC are principally engaged in the business of serving as the general partners of Invus, L.P. and Invus Public Equities, L.P., respectively. Ulys, L.L.C. is principally engaged in the business of serving as the managing member of each of Invus Advisors, L.L.C. and Invus Public Equities Advisors, LLC and as the general partner of Invus C.V. Mr. Raymond Debbane’s principal occupation is the direction of the activities of Invus, L.P., Invus Public Equities, L.P. and Invus C.V. in his capacity as Chief Executive Officer and President of Invus Advisors, L.L.C, Chief Executive Officer and President of Invus Public Equities Advisors, LLC and sole member of Ulys, L.L.C., as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraphs immediately after the last paragraph thereof:

On March 19, 2010, Invus, L.P. purchased 59,296,749 shares of Issuer Common Stock for an aggregate amount of $68,191,261.35, and Invus C.V. purchased 29,021,739 shares of Issuer Common Stock for an aggregate amount of $33,374,999.85, each at a purchase price of $1.15 per share. For the payment of the purchase price for such additional shares of Issuer Common Stock, Invus, L.P. used funds obtained from a capital call to its limited partners in respect of previously made commitments, and Invus C.V. used funds obtained from a financial commitment from an affiliate.

Schedule 13D

On March 19, 2010, Invus, L.P. purchased 5,190,848 shares of Issuer Common Stock for an aggregate amount of $5,969,475.20, and Invus C.V. purchased 760,870 shares of Issuer Common Stock for an aggregate amount of $875,000.50, each at a purchase price of $1.15 per share. For the payment of the purchase price for such additional shares of Issuer Common Stock, Invus, L.P. used funds obtained from a capital call to its limited partners in respect of previously made commitments, and Invus C.V. used funds obtained from a financial commitment from an affiliate.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following new paragraphs immediately after the tenth paragraph thereof:

On March 8, 2010, the Issuer announced an intention to conduct a public offering of Issuer Common Stock.

On March 15, 2010, Lexicon entered into an underwriting agreement with the underwriters named therein for the public offering, issuance and sale of 87,717,391 shares of Issuer Common Stock, plus an additional 8,804,348 shares of Issuer Common Stock to cover over-allotments, if any (the “2010 Issuer Public Offering”).

On March 15, 2010, Invus, L.P., Invus C.V. and Lexicon entered into a Supplement to Transaction Agreements (the “Supplement to Transaction Agreements”), pursuant to which, among other things, Invus, L.P. and Lexicon agreed to amend certain provisions of the Securities Purchase Agreement and the Registration Rights Agreement, and Invus, L.P. granted its written consent to the 2010 Issuer Public Offering. The Supplement to Transaction Agreements is summarized in Item 6 below and is filed as an exhibit to the Statement. The Supplement to Transaction Agreements, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

On March 15, 2010, Invus, L.P. and Lexicon entered into a Purchase Agreement (the “2010 Purchase Agreement”), pursuant to which, among other things, Invus, L.P. agreed to purchase, and Lexicon agreed to issue and sell, 59,296,749 shares of Issuer Common Stock, subject to the satisfaction of certain customary closing conditions. Such purchase represents the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the 2010 Issuer Public Offering. This purchase closed on March 19, 2010. The 2010 Purchase Agreement, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

On March 19, 2010, Lexicon completed the 2010 Issuer Public Offering by issuing and selling 96,521,739 shares of Issuer Common Stock, including 8,804,348 shares of Issuer Common Stock upon exercise of the underwriters’ over-allotment option under the underwriting agreement relating to the 2010 Issuer Public Offering. Invus C.V. purchased 29,021,739 shares of Issuer Common Stock from the underwriters in the 2010 Issuer Public Offering at the public offering price of $1.15 per share.

Schedule 13D

On March 19, 2010, Invus, L.P., Invus C.V. and Lexicon entered into a Purchase Agreement Supplement (the “2010 Purchase Agreement Supplement”), pursuant to which, among other things, Invus, L.P. and Invus C.V. agreed to purchase 5,190,848 and 760,870 additional shares of Issuer Common Stock, respectively, and Lexicon agreed to issue and sell such shares, at the public offering price of $1.15 per share. Such purchases represent the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the underwriters’ exercise of their over-allotment option in the 2010 Issuer Public Offering. This purchase closed on March 19, 2010. The 2010 Purchase Agreement Supplement, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

Item 4 of the Statement is hereby amended and supplemented by replacing the eighteenth paragraph thereof with the following new paragraph:

Under the Securities Purchase Agreement and the Stockholders’ Agreements, the acquisition of additional shares of Issuer Common Stock in certain types of transactions or the disposition of shares of Issuer Common Stock could have an effect on the rights of Invus, L.P. and Invus C.V. under these agreements, including, without limitation, the level of the representation of Invus, L.P. and Invus C.V. on the board of directors of the Issuer and the continuation of their rights and obligations under these agreements, as described in Item 6. As a result of their ongoing review and evaluation of the business of the Issuer, Invus, L.P. and Invus C.V. may, through their representatives on the board of directors of the Issuer and otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors of the Issuer to create stockholder value. Invus, L.P. and Invus C.V. may discuss transactions contemplated by the Securities Purchase Agreement and the Stockholders’ Agreement with Lexicon prior to exercising their rights under such agreements, which discussions may lead to the exercise or forbearance from exercise of such rights by Invus, L.P. and Invus C.V., and may alter the terms on which Invus, L.P. and Invus C.V. are willing to exercise such rights.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by replacing the first and second paragraphs of clause (a) thereof with the following new paragraphs:

As of March 19, 2010, Invus Public Equities, L.P. was the record and beneficial owner of 3,891,108 shares of Issuer Common Stock, representing approximately 1.2% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, LLC disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

Schedule 13D

As of March 19, 2010, Invus, L.P. was the record owner of 131,436,780 shares of Issuer Common Stock and the beneficial owner of 135,327,888 shares of Issuer Common Stock, representing approximately 39.0% and approximately 40.1% of the outstanding shares of Issuer Common Stock, respectively.

As of March 19, 2010, Invus C.V. was the record owner of 29,782,609 shares of Issuer Common Stock and the beneficial owner of 29,782,609 shares of Issuer Common Stock, representing in each case approximately 8.8% of the outstanding shares of Issuer Common Stock, respectively.

Item 5 of the Statement is hereby amended and supplemented by replacing the fifth and sixth paragraphs of clause (a) thereof with the following new paragraphs:

Ulys, L.L.C., as the managing member of each of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C. and as the general partner of Invus C.V., controls each of these three entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by them. Ulys, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Ulys, L.L.C. Mr. Raymond Debbane disclaims such beneficial ownership, except to the extent of his pecuniary interest in such shares.

Except for Messrs. Amouyal, Debbane, Guimaraes and Sobecki, none of the individuals listed in Schedule I beneficially owns any shares of Issuer Common Stock. Each of Messrs. Amouyal and Debbane beneficially owns 35,000 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of March 19, 2010. Mr. Guimaraes beneficially owns 5,000 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 36,000 shares of Issuer Common Stock, including 35,000 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of March 19, 2010. For each of Messrs. Amouyal, Debbane, Guimaraes and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following immediately after the last paragraph thereof:

i. Supplement to Transaction Agreements

On March 15, 2010, Invus, L.P., Invus C.V. and Lexicon entered into the Supplement to Transaction Agreements, pursuant to which, among other things, Invus, L.P. and Lexicon agreed to amend certain provisions of, and assign certain rights under, the Securities Purchase Agreement, Stockholders’ Agreement and Registration Rights Agreement. The following is a summary of selected provisions of the Supplement to Transaction Agreements. While the Invus Parties believe this description covers the material terms of the Supplement to Transaction Agreements, it is qualified in its entirety by reference to the Supplement to Transaction Agreements, a copy of which is included as Exhibit 12 to the Statement and is incorporated herein by reference.

Schedule 13D

First Rights Offering Period

The period during which Invus, L.P. may require Lexicon to conduct a First Rights Offering was extended to fifteen months (subject to further extension in certain circumstances). As a result, the latest possible date on which the period during which Invus, L.P. may require Lexicon to conduct a Second Rights Offering could terminate will now occur three months later than previously scheduled.

Further Agreements

In addition, pursuant to the Supplement to Transaction Agreements, the definition of “Holders” in the Registration Rights Agreement was amended to include Invus C.V. and any affiliate of Invus, L.P. that holds Issuer Common Stock.

None of the shares of Issuer Common Stock acquired by Invus, L.P. or Invus C.V., whether directly from the Issuer or from the underwriters in the 2010 Issuer Public Offering, will be Restricted Shares (as defined in the Stockholders’ Agreement), and all such shares will be included for purposes of determining the Invus Parties’ Percentage Limit (as defined in Section 4.01(a) of the Stockholders’ Agreement). Invus C.V. will have the same rights and obligations as Invus, L.P. under the Securities Purchase Agreement and Stockholders’ Agreement.

The maximum amount of shares that may be issued in each of the Rights Offerings will be reduced by the aggregate net proceeds to the Issuer from the sale of shares of Issuer Common Stock in the 2010 Issuer Public Offering and from the sale of shares directly to Invus, L.P. and Invus C.V. pursuant to their right to purchase a pro rata amount of the shares issued in such offering.

j. 2010 Purchase Agreement

On March 15, 2010, Invus, L.P. and Lexicon entered into the 2010 Purchase Agreement, pursuant to which, among other things, Invus, L.P. agreed to purchase 59,296,749 shares of Issuer Common Stock for an aggregate amount of $68,191,261.35 at a purchase price of $1.15 per share. Such purchase represents the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the 2010 Issuer Public Offering. Under the 2010 Purchase Agreement, Lexicon made certain representations and warranties to Invus, L.P. and agreed to certain covenants. While the Invus Parties believe the above description covers the material terms of the 2010 Purchase Agreement, it is qualified in its entirety by reference to the 2010 Purchase Agreement, a copy of which is included as Exhibit 13 to the Statement and is incorporated herein by reference.

Schedule 13D

k. 2010 Purchase Agreement Supplement

On March 19, 2010, Invus, L.P., Invus C.V. and Lexicon entered into the 2010 Purchase Agreement Supplement pursuant to which, among other things, Invus, L.P. agreed to purchase 5,190,848 shares of Issuer Common Stock for an aggregate amount of $5,969,475.20, and Invus C.V. agreed to purchase 760,870 shares of Issuer Common Stock for an aggregate amount of $875,000.50, each at a purchase price of $1.15 per share. Invus, L.P. assigned to Invus C.V. a portion of its right to purchase its pro rata amount of the over-allotment shares offered in the 2010 Issuer Public Offering at the offering price, and such purchases represent the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the underwriters’ exercise of their over-allotment option in the 2010 Issuer Public Offering. The 2010 Purchase Agreement Supplement supplements and is a part of the 2010 Purchase Agreement pursuant to which Lexicon made certain representations and warranties to Invus, L.P. and Invus C.V. and agreed to certain covenants. While the Invus Parties believe the above description covers the material terms of the 2010 Purchase Agreement Supplement, it is qualified in its entirety by reference to the 2010 Purchase Agreement Supplement, a copy of which is included as Exhibit 14 to the Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by inserting the following at the end thereof:

11. Amended and Restated Joint Filing Agreement, dated as of March 19, 2010.

12. Supplement to Transaction Agreements, dated as of March 15, 2010.

13. Purchase Agreement, dated as of March 15, 2010.

14. Purchase Agreement Supplement, dated as of March 19, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS C.V.

By: ULYS, L.L.C., its general partner

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/S/ RAYMOND DEBBANE

Dated:	March 19, 2010